September 14, 2012

Via Federal Express and EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Property Partners L.P.

Amendment No. 2 to Registration Statement on Form 20-F

Filed August 6, 2012

File No. 001-35505

Dear Mr. Woody:

On behalf of our client, Brookfield Property Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of September 5, 2012 (the “Comment Letter”) to Steven Douglas with respect to the Company’s Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four marked copies of Amendment No. 3 showing changes against Amendment No. 2. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the Company’s responses correspond to the pages in Amendment No. 2. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The following are the Company’s responses to the Comment Letter:

Form 20-F

Competitive Strengths, pages 41 – 42

1.	We note your projected pro forma cash flow information for the remainder of 2012 assuming completion of the reorganization and spin off in the third quarter and the full year ended December 31, 2013. Please tell us the basis for your estimates; address each type of cash flow separately. Clarify if the estimates are based on historical amounts and tell us the significant assumptions you are relying upon. In particular, we note that the most significant cash inflow is from asset sales of direct investments; it is unclear to us why it is appropriate to include this and how you are able to project asset sales.

Response.

The Company advises the Staff that below is an updated pro forma cash flow for the remainder of 2012 (assuming completion of the reorganization and spin off in the third quarter) and the full year ended December 31, 2013. Changes made in the pro forma cash flow reflect updates made to the Unaudited Pro Forma Financial Statements on PF-5 and asset sale projections.

(US$ in Millions)	Projected Cash Flow Through Dec. 31, 2013
Opening cash balance	$15
Subsidiaries
Operating cash flow from direct investments	68
Cash flow from asset sales of direct investments, net of debt repayment	562
Dividends from subsidiaries	321
Contributions / Distributions from private fund investments	(183)
Corporate
Corporate interest expense	(90)
Management and administrative fees	(72)
Dividends to shareholders	(540)
Closing cash balance	$81
Undrawn corporate revolver	500
Total Liquidity	$581

The Company advises the Staff that the projected $68 million of operating cash flow from direct investments is derived from the historical cash flow from the Company’s direct investments and has been adjusted for any projected asset sales, refinancing and leasing activity during the period presented.

The cash flow projected from asset sales of direct investments, net of debt repayment, of $562 million primarily reflects the IFRS fair value of select Australian assets that the Company expects to be sold by the end of 2013 less the repayment of debt related to such assets. Since the beginning of 2011 Brookfield Asset Management has sold 23 direct commercial property investments which had gross sales of approximately $2.5 billion, of which 8 investments were in Australia and had gross proceeds of approximately $370 million. The sale of these 8 Australian assets, and assets the Company is expecting to sell by the end of 2013, are part of a program that Brookfield Asset Management initiated to sell its non-core Australian commercial properties that were acquired as part of its acquisition of Multiplex in 2007.

In addition, prior to the consummation of the spin-off, the Company expects to have in place a $500 million corporate credit facility which can be used to, among other things, bridge any delay of its asset sale projections in order to maintain the Company’s anticipated distribution level.

The Company advises the Staff that the projected $321 million of dividends from subsidiaries are based on the dividend policies that are in place for Brookfield Office Properties, GGP and Rouse. In addition to the estimated cash generated by operations, the Company estimates that it expects to effectively reinvest over $750 million in its operating entities through December 31, 2013 (such amount being the Company’s proportionate interest in the FFO of its operating entities that is not being distributed to the Company). The Company either controls or has significant influence over these operating entities and as a result the distributions made to the Company by such operating entities could be increased.

The Company advises the Staff that the projected net cash outflow of $183 million for contributions/distributions from private fund investments is based on the Company’s expected capital commitments to be funded over the investment period which is partially offset by projected distributions of the Company’s private funds. In addition, the Company manages and controls its private fund investments and therefore has significant influence with respect to any cashflows and outflows.

The Company advises the Staff that the corporate interest expense and management and administrative fees of $90 million and $72 million, respectively, represent five quarters of expenses. These numbers were derived from the Unaudited Pro Forma Financial Statements on PF-5 multiplied by 1.25. Dividends paid to shareholders represents an annual aggregate dividend of 4% of pro forma IFRS Value (the total pro forma IFRS Value is $10,773 million, page PF-4).

Organizational Chart, page 59

2.	We note your revision in response to comment 7 of our comment letter dated July 12, 2012. We are unable to read the chart. Please revise the chart to make it legible. In addition, please highlight the registrant and its ownership percentage in the property partnership.

Response.

The Company has revised the chart on page 59 to make the chart legible and to highlight the registrant and its ownership in the Property Partnership.

Performance Measures, pages 66 – 67

3.	We note that you define FFO based on the NAREIT definition and that you discuss the differences between the two definitions in your disclosures on pages 3 and 66. Please further clarify what the “certain other non-cash items” are that may be excluded from your FFO measure and clarify if there are any such items in the years presented. Also, please revise the title of the measure (i.e. “adjusted FFO”) to highlight the variations from the industry-recognized NAREIT defined measure.

Response.

The Company advises the Staff that the years presented do not include any adjustments for “certain other non-cash items” and it has revised its definition of FFO to remove reference to this adjustment.

The Company notes that its definition of FFO is different from the NAREIT definition as the Company reports under IFRS and certain of its subsidiaries are structured as corporations as opposed to REITs. The Company submits that the NAREIT definition of FFO is premised on an entity that is a REIT reporting under US GAAP. The adjustments that are made by the Company but which are not contemplated in the NAREIT definition of FFO are required to arrive at a reported FFO that is consistent with the NAREIT definition under US GAAP. As the Company’s net income includes fair value adjustments and income taxes, if it were to calculate FFO taking into consideration only the adjustments included in the NAREIT definition, its reported FFO would not be comparable to other entities reporting in accordance with the NAREIT definition.

Further, the Company notes that members of the real estate industry regularly report measures known as Adjusted FFO. While the definition of Adjusted FFO is not standardized to the same degree as FFO, it is commonly understood to include adjustments to FFO to (i) reverse the impact of recognizing rent on a straight-line basis, (ii) account for capital expenditures required to sustain the properties and (iii) deduct certain leasing commissions and tenant improvements.

Given that the FFO reported by the Company results in a measure consistent with the NAREIT definition of FFO and does not include the adjustments commonly included in Adjusted FFO, the Company respectfully advises the Staff that referring to the measure as adjusted FFO would be misleading in assessing the performance of the Company against FFO and Adjusted FFO reported by other entities.

Operating Results – Office, page 87

4.	We note your disclosure beginning on page 89 that you use in-place net rents for your office segment and calculate this as an annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortizations of free rent periods. Please revise your disclosure on pages 46 and 90 to provide average effective rent that reflects free rent periods or concessions.

Response.

The Company advises the Staff that in-place net rents are determined on a cash basis. As a result, in-place net rents excludes the impact of free rent periods or other rent abatements that reduce the cash rents receivable in the period. For greater clarity, the Company notes that the in-place net rents disclosed do not represent the straight-line rents recognized under IFRS or the stated rents in the Company’s leases (i.e., contractual amount payable before taking into consideration free rent periods or other abatements).

For additional context, the Company advises the Staff that it reported $1,507 million, $1,250 million and $1,124 million of commercial property net operating income in each of the years in the three year period ended December 31, 2011, 2010 and 2009, of which $34 million (2.3%), $7 million (0.6%) and $6 million (0.5%), respectively, represented straight-line rent escalations and free rent amortization.

Reconciliation of Performance Measures to IFRS Measures, pages 108-112

5.	We continue to consider your presentation of the proportionate balance sheet and income statement financial information beginning on page 110.

Response.

The Company acknowledges that the Staff will continue to consider the Company’s presentation of the proportionate balance sheet and income statement financial information.

Commercial Property Operations and Brookfield Asset Management Inc. – Carve-out Statements of Income (Loss), page F-5

6.	We continue to consider your presentation of property net operating income on the face of the carve-out statements of income (loss).

Response.

The Company acknowledges that the Staff will continue to consider the Company’s presentation of property net operating income on the face of the carve-out statements of income (loss).

Note 5: Investment Properties, page F-19

7.	We note that the external valuations obtained for your investment properties are primarily prepared in connection with financing transactions or pursuant to contracts with co-investors. Also, we note that although you consider these valuations, you state that you do not base your determination of fair value of your investment properties on these valuations. In light of this, please revise your disclosure to state that none of your investment property was valued based on external valuations, if true, in accordance with paragraph 75(e) of IAS 40, or expand your disclosure to discuss the significant adjustments, if any, made to the valuations to determine the fair values for financial statement purposes and provide a reconciliation in accordance with paragraph 77 of IAS 40.

Response.

The Company has revised its disclosure in Note 5: Investment properties on page F-19 to state that none of the Company’s investment property was valued based on external valuations.

Schedule III – Supplemental Schedule of Investment Property Information, page F-42

8.	We note that you do not believe that the date of construction is relevant in the context of investment properties measured at fair value under IAS 40; however, we continue to believe that this information is meaningful, and it is a form requirement. Please revise to include a column disclosing weighted average year of construction.

Response.

The Company has revised its disclosure on page F-42 to include the weighted average year of construction.

Unaudited Pro-Forma Financial Statements

9.	Please revise to include pro forma per share data. See Article 11 of Regulation S-X for reference.

Response.

The Company has revised it disclosure on page PF-5 to include pro forma per share data.

Note 4 – Pro-Forma Adjustments

(d) Partnership Equity, page PF-10

10.	We continue to consider your analysis regarding non-controlling interest.

Response.

The Company acknowledges that the Staff will continue to consider the Company’s analysis regarding non-controlling interest.

*  *  *

The Company, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

(Enclosure)

cc:	Jessica Barberich

Folake Ayoola

Jennifer Gowetski

(Securities and Exchange Commission)

Steven Douglas

(Brookfield Property Partners L.P.)